

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Patrick Herguth
Chief Executive Officer
MYnd Analytics, Inc.
26522 La Alameda
Suite 290
Mission Viejo, CA 92691

      Re: MYnd Analytics, Inc.
          Form 10-K for the Year Ended September 30, 2018
          File No. 001-35527

Dear Mr. Herguth:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Beverages, Apparel and Mining